To Our Shareholders:

        This quarter's solid financial performance validates once again the company's long-term growth and diversification strategies. These strategies are now reflected in our name which officially changed from Bancorp Hawaii, Inc., to Pacific Century Financial Corporation (Pacific Century) following shareholder approval at the April 25th Annual Meeting of Shareholders. Your company's stock ticker symbol (NYSE:BOH) will remain the same as will the name of its principal subsidiary, Bank of Hawaii.

        Also, at the Annual Meeting, Donald M. Takaki was named to the Pacific Century Board of Directors, succeeding K. Tim Yee who reached mandatory retirement age. David A. Heenan, Stuart T.K. Ho, Lawrence M. Johnson and Fred E. Trotter were re-elected to the Pacific Century Board. Shareholders also approved an amendment to increase the number of shares available under the Stock Option Plan of 1994 and appointed Ernst & Young, LLP as independent auditor for 1997.

        In the first quarter of 1997, Bancorp posted earnings of $35.5 million, an increase of 8.5 percent over last year's first quarter. Earnings per share for the first three months of this year were $0.88 compared to $0.79 for the corresponding period in 1996, an increase of 11.4 percent. Return on average assets was
1.02 percent and return on average equity was 13.40 percent. Contributions from the company's South Pacific acquisitions (Banque de Tahiti and Banque de Nouvelle Caledonie) and an improved net interest margin were among the factors that bolstered Pacific Century's first quarter results.

        In February, Bancorp Hawaii announced a definitive agreement to acquire California United Bank (CUB) through a merger with its parent company, CU Bancorp. The acquisition, expected to close in third quarter, is an important element of the company's strategy of geographical diversification. In March, Pacific Century completed the acquisition of four branches in Arizona from Home Savings of America.

        Also in March, Indosuez Niugini Bank, Limited in Papua New Guinea became a part of the Pacific Century network. The bank, now known as Bank of Hawaii (PNG), Limited, has total assets equivalent to approximately US $93.0 million.

        On April 25th, the Board of Directors declared a cash dividend of 30 cents per share on the outstanding common stock for the second quarter of 1997. The dividend is payable on June 13, 1997 to shareholders of record at the close of business on May 22, 1997.

        Pacific Century's growing and unique presence spanning Hawaii, Asia, the West and South Pacific and the western US Mainland enables us to participate in the economic activity occurring throughout this dynamic region. We are confident that each of our four markets holds revenue potential and growth opportunities. We remain committed to enhancing the value of your company, and we appreciate your continued confidence in our stewardship of Pacific Century Financial Corporation.

Sincerely,

LAWRENCE M. JOHNSON

Lawrence M. Johnson
Chairman and CEO

SELECTED FINANCIAL DATA PACIFIC CENTURY AND SUBSIDIARIES (in millions except per share data)
------------------------------------------------------------------------------------------------------------------------------
Earnings Highlights and Performance Ratios
Three months ended March 31
-------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                             $128,639        $112,986
Provision for Possible Loan Losses                                                $5,088          $4,424
Total Non-Interest Income                                                        $43,757         $37,477
Total Non-Interest Expense                                                      $109,665         $97,578
Net Income                                                                       $35,481         $32,710

Earnings Per Common Share and Equivalents                                          $0.88           $0.79
Cash Dividends Paid per Common Share                                               $0.30           $0.28
Return on Average Assets                                                           1.02%           1.03%
Return on Average Equity                                                          13.40%          12.32%
Average Spread on Earning Assets                                                   4.02%           3.81%

Statement of Condition Highlights and Performance Ratios                  March 31, 1997  March 31, 1996 December 31, 1996
-------------------------------------------------------------------------------------------------------------------------------
Net Loans                                                                       $8,400.9        $7,949.7          $8,347.9
Total Earning Assets                                                           $12,744.2       $11,854.5         $12,757.0
Total Assets                                                                   $13,986.8       $12,905.1         $14,009.2
Total Deposits                                                                 $11,108.1        $9,307.2          $8,684.1
Total Long-Term Debt                                                              $698.4        $1,142.1            $932.1
Total Shareholder's Equity                                                      $1,061.4        $1,046.7          $1,066.1

Reserve for Losses to Outstanding Loans                                            1.98%           1.88%             1.97%
Total Capital Ratio                                                               12.97%          12.58%            12.96%
Leverage Ratio                                                                     7.90%           7.72%             7.98%
Book Value per Common Share                                                       $26.75          $25.65            $26.68


Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Investor/Analyst Inquiries:
David A. Houle, EVP and Chief Financial Officer
(808) 537-8288

or

Sharlene K. Bliss
Investor Relations Officer
(808) 537-8037

or

Cori C. Weston
Corporate Secretary
(808) 537-8272
